Kinder Morgan G.P., Inc.
                    (a wholly-owned subsidiary of
                         Kinder Morgan, Inc.)
                            Balance Sheet
                          December 31, 1997

                        Report of Independent Accountants


March 16, 1998


To the Board of Directors and Stockholders of Kinder Morgan G.P., Inc.


In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Kinder Morgan G.P., Inc. (the General Partner) in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Kinder Morgan G.P., Inc.
(a wholly-owned subsidiary of Kinder Morgan, Inc.)
Balance Sheet
December 31, 1997
--------------------------------------------------------------------------------

(in thousands, except for per share amounts)

                                     Assets

Current assets:
  Cash and cash equivalents                                      $       3
  Receivable from Partnership                                          510
  Prepaid expenses                                                     283
                                                                 ----------
                                                                       796
                                                                 ----------
Investment in Partnership                                           22,300
Deferred charges and other credits                                     175
                                                                 ----------

     Total assets                                                $  23,271
                                                                 ==========

                      Liabilities and Stockholder's Equity

Current liabilities:-
  Accounts payable:
     Trade                                                       $     291
  Accrued liabilities                                                  610
  Accrued taxes                                                        948
                                                                 ----------
                                                                     1,849
                                                                 ----------

Long-term liabilities and deferred credits:
  Long-term debt                                                     2,500
  Payable to Kinder Morgan, Inc.                                     1,501
  Deferred taxes                                                       185
                                                                 ----------
                                                                     4,186
                                                                 ----------

Commitments and contingencies (Note 6)
Stockholder's equity:
  Common stock $10 par value, authorized, issued and outstanding
   1,000,000 shares                                                  10,000
  Additional paid-in capital                                          9,977
  Accumulated deficit                                                (2,741)
                                                                 -----------
     Total stockholder's equity                                      17,236
                                                                 -----------

     Total liabilities and stockholder's equity                  $   23,271
                                                                 ===========









    The accompanying notes are an integral part of this financial statement.

Kinder Morgan G.P., Inc.
(a wholly-owned subsidiary of Kinder Morgan, Inc.)
Notes to Balance Sheet
December 31, 1997
--------------------------------------------------------------------------------

1.   Organization

     Effective February 14, 1997, Kinder Morgan Inc. (KMI) acquired all of the issued and outstanding stock of Enron Liquids Pipeline Company (ELPC), and ELPC was renamed Kinder Morgan G.P., Inc. (the General Partner). The General Partner owns approximately 8.1% of Kinder Morgan Energy Partners, LP (the Partnership). The ownership interest consists of a 2% General Partner interest and 862,000 common units of the Partnership.

     KMI'sacquisition of the General Partner was accounted for under the purchase method of accounting and reflects the pushdown of the debt incurred in connection with the acquisition of the General Partner. The purchase price of the General Partner was approximately $21,745,000. The collateral on the debt incurred in connection with the acquisition consists of pledges of the stock of the General Partner and the General Partner's assets. Accordingly, the accompanying balance sheet reflects KMI's basis in the assets acquired and the debt incurred in the acquisition (Note 5). The General Partner's equity in the earnings of the Partnership is recorded beginning February 14, 1997.

2.   Summary of Significant Accounting Policies

     The following significant accounting policies are followed by the General Partner in the preparation of the financial statements.

     Use of Estimates
     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Cash and Cash Equivalents
     Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

     Debt Issue Costs
     Debt issue costs are amortized using the interest method over the term of the financing for which they were incurred.

     Investment  in  Partnership
     The General Partner's investment in the Partnership is accounted for under the equity method. At December 31, 1997, the General Partner's investment in the Partnership exceeded its share of the underlying equity in the net assets of the Partnership by approximately $9,610,000. This excess is being amortized on a straight-line basis over 25 years, which approximates the useful lives of the Partnership's assets ranging from 2.5% to 12.5%. Amortization of this excess in the amount of $390,000 for the period ended December 31, 1997 is reflected as a reduction in equity earnings from the investment in the Partnership.

Kinder Morgan G.P., Inc.
(a wholly-owned subsidiary of Kinder Morgan, Inc.)
Notes to Balance Sheet
December 31, 1997
--------------------------------------------------------------------------------

     Partnership Income
     Income is recognized based on the General Partner's share of earnings, including incentive distributions, of the Partnership.

     Income Taxes
     The General Partner files a separate federal income tax return and accounts for income taxes under the liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes are determined based on temporary differences between the financial reporting and tax basis of the General Partner's assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse.

3.   Investment in Partnership
     Summarized financial information of the Partnership is presented below (in thousands):


                                              December 31,
                                                  1997

       Current assets                          $  21,792
       Noncurrent assets                         291,114
       Current liabilities                        11,376
       Long-term debt and other liabilities      151,306
       Partners' capital                         150,224



     On September 2, 1997, the General Partner approved a two-for-one unit split of the Partnership's outstanding common units representing limited partner interests in the Partnership. The unit split entitled common unitholders to one additional common unit for each common unit held. The issuance and mailing of split units occurred on October 1, 1997 to unitholders of record on September 15, 1997. All references to the number of common units held by the General Partner in the financial statements and related notes have been restated to reflect the effect of the split.

4.   Income Taxes
     The principal temporary difference that gives rise to the net deferred tax liability at December 31, 1997 is the difference between the tax and book basis of the investment in the Partnership, principally due to accelerated depreciation.

5.   Long-Term  Debt
     On February 14, 1997, KMI entered into a borrowing agreement with First Union National Bank (First Union) in connection with the acquisition of the common stock of the General Partner. Pursuant to this agreement, KMI issued two notes in the aggregate amount of $15,000,000, bearing interest, at KMI's option, at either First Union's Base Rate plus one-half of 1% or LIBOR plus 2.5%. The notes are payable August 31, 1999. Effective December 31, 1997, the borrowing agreement was amended to provide a $15,000,000 facility note in place of the two notes issued February 14, 1997. The interest rate and maturity date remained unchanged. At December 31,

Kinder Morgan G.P., Inc.
(a wholly-owned subsidiary of Kinder Morgan, Inc.)
Notes to Balance Sheet
December 31, 1997
--------------------------------------------------------------------------------

     1997, KMI had outstanding $2,500,000 principal amount. The carrying amounts of the long-term debt based upon prevailing interest rates available to KMI at December 31, 1997 approximated fair value.

6.   Commitments and Contingencies

     Litigation
     The General Partner, in the ordinary course of business, is a defendant in various lawsuits relating to the Partnership's assets. Although no assurance can be given, the General Partner believes, based on its experience to date, that the ultimate resolution of such items will not have a material adverse impact on the General Partner's financial position.

     The General Partner is a defendant in a suit filed on September 12, 1995 by the state of Illinois (the State). The suit seeks civil penalties and an injunction based on five counts of environmental violations for events relating to a September 1994 fire that occurred at a storage field belonging to the Partnership. The fire occurred when a sphere containing natural gasoline overfilled and released product which ignited. There were no injuries and no damage to property, other than Partnership property. The suit seeks civil penalties in the stated amount of up to $50,000 each for three counts of air and water pollution, plus $10,000 per day for any continuing violation. The State also seeks an injunction against future similar events. On August 29, 1996, the Illinois Attorney General's office proposed a settlement in the form of a consent decree that would require the Partnership to implement several fire protection recommendations, pay a $100,000 civil penalty and pay a $500 per-day penalty if established deadlines for implementing the recommendations are not met. The Partnership has made a settlement offer to the State and settlement negotiations are ongoing. If attempts at settlement are unsuccessful, the General Partner will vigorously defend itself and the Partnership against the charges. Although no assurance can be given, the General Partner believes that the ultimate resolution of this matter will not have a material adverse effect on its financial position or results of operations.

     On December 10, 1996, the U.S. Department of Transportation (DOT) issued to the General Partner a notice of eight probable violations of federal safety regulations in connection with the aforementioned fire. The DOT proposed a civil penalty of $90,000. The General Partner is currently in the process of responding to the notice, but believes the alleged violations and proposed fine will not have a material impact on the General Partner.

     It is expected that the Partnership  will reimburse the General Partner for
     any  liability  or  expenses   incurred  in  connection  with  these  legal
     proceedings.

     Environmental
     The operations of the Partnership are subject to federal, state and local laws and regulations relating to protection of the environment. The Partnership believes that its operations and facilities are in general compliance with applicable environmental regulations. The Partnership has an ongoing environmental audit and compliance program. Risks of accidental leaks or spills are, however, associated with fractionation of NGLs, transportation of NGLs and refined petroleum products, the handling and storage of coal, the processing of gas, as well as the truck and rail loading of fractionated products. There can be no assurance that significant costs and liabilities will not be incurred, including those relating to claims for damages to property and persons resulting from operation of the Partnership's businesses. Moreover, it is possible that other developments, such as increasingly strict environmental laws and regulations and enforcement policies thereunder, could result in increased costs and liabilities to the Partnership.

7.   Related Party Transactions

     Receivable  From  Partnership
     The receivable from Partnership represents primarily general and administrative expenses paid by the General Partner on behalf of the Partnership. Pursuant to the Partnership agreement, these costs are reimbursable by the Partnership.

     Payable to KMI
     The payable to KMI is the result of KMI's payment of costs associated with debt, such as interest and debt issue costs incurred by KMI. The payable to KMI also includes $552,000 related to income taxes paid by KMI on behalf of the General Partner. KMI does not expect any payments on the payable to KMI within the next year, thus the payable to KMI is classified as long term.

     Partnership Distributions
     The  General  Partner  owns  862,000  common  units  of  the   Partnership,
     representing approximately 6.1% of the common units. The Partnership Agreements provide for incentive distributions payable to the General Partner out of the Partnership's available cash in the event that quarterly distributions to unitholders exceed certain specified targets. In general, subject to certain limitations, if a quarterly distribution to unitholders exceeds a target of $0.3025 per unit, the General Partner will receive incentive distributions equal to (1) 15% of the portion of the quarterly distribution per unit that exceeds $0.3025 per unit but is not more than $0.3575, plus (2) 25% of that portion of the quarterly distribution per unit that exceeds the quarterly distribution amount of $0.3575 but is not more than $0.4675, plus (3) 50% of that portion of the quarterly distribution per unit that exceeds $0.4675. The General Partner received incentive distributions of $3.9 million during the period ended December 31, 1997.